Inmarsat plc
99 City Road
London EC1Y 1AX
9 January 2007	United Kingdom
www.inmarsat.com

Mr. Larry Spirgel Assistant Director
T +44 (0)20 7728 1000
Division of Corporate Finance	F +44 (0)20 7728 1044
US Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Dear Mr. Spirgel

We would like to acknowledge receipt of the comments of the Staff (the “Staff”) of the US Securities and Exchange Commission (the “SEC”) dated November 29, 2006 on our annual reports on Form 20-F for the fiscal year ended December 31, 2005. We bring to your attention that, as noted in the Form 6-K for both Inmarsat Holdings Limited and Inmarsat Group Limited for the three and nine months ended September 30, 2006, we will shortly be filing Forms 20-F/A in relation to the year ended December 31, 2005. The Forms 20-F/A will reflect restatements to address certain errors we have detected in our deferred tax balances. Further, we expect to file related Forms 20-F in relation to the financial year ending December 31, 2006 by April 30, 2006, and we intend to reflect additional and amended disclosures in response to the Staff’s comments in both our amended Forms 20-F for the year ended December 31, 2005 and our Forms 20-F for the year ended December 31, 2006, as noted below.

The headings and page numbers below correspond to the headings set forth in the Staff’s comment letter of November 29, 2006. The Staff’s comments are set out below in bold, followed by our responses.

Inmarsat Holdings Limited, Form 20-F for the fiscal year ended December 31, 2005:

Comment 1 – Item 3. Selected Financial Data, page 8.

Please tell us why you omitted the 5 most recent fiscal years presented under U.S. GAAP as required under Item 3.A of the Form 20-F.

Response 1.

We acknowledge that we inadvertently omitted certain of the required information, and we will add the prior year information previously included in our prior year annual filings. However, we bring to your attention that the first Form 20-F we filed as a registrant was for the year ended December 31, 2004 and our first U.S. GAAP reconciliations were prepared for the year ended December 31, 2002. In accordance with Item 3A of Form 20-F, Selected Financial Data presented under U.S. GAAP was omitted for the year ended December 31, 2001 as we concluded we were unable to be provided this information without unreasonable effort or

Registered in England and Wales No. 4886072

expense. Accordingly, we will include the 5 most recent fiscal years presented under U.S. GAAP in the Selected Financial Data in the Form 20-F for the year ended December 31, 2006 but only four years of selected data in our Form 20-F/A for the year ended December 31, 2005.

Comment 2 – Item 10. Additional Information. Prices, page 83.

Provide us with more details of the Astrium agreements including your accounting for the post-launch and other payments and for the liquidated damages.

Response 2.

Inmarsat recently launched two of its fourth generation satellites (“I-4s”). Construction of these satellites was performed by a third party contractor, Astrium, and Inmarsat has various contracts with Astrium covering all aspects of the build, including the scheduled delivery of the satellites, the main contract being entered into on May 11, 2000.

Consideration under the contracts is structured in terms of progress payments which are based on the completion of specific milestones. The milestones have been split into pre-launch and post-launch milestones, including spacecraft performance incentives. Pre-launch milestones and post-launch milestones have been accounted for using the stage of completion approach and capitalised to property plant and equipment as appropriate (refer to note 2, “Property, plant and equipment”).

Incentives relating to achieving satisfactory operation (also referred to as post launch performance payments or deferred satellite payments) are accounted for by capitalising the net present value of the future payments at the point the satellite becomes operational to property, plant and equipment. A liability equal to the capitalised future payments is recorded and the discount or interest implicit in the net present value calculation unwinds over the period of the deferred satellite payments. This unwinding interest is charged to the interest line in the Income Statement. The liability will reduce over time as and when the quarterly payments are paid (refer to note 2, “Property plant and equipment”).

The liquidated damages represent penalties due by Astrium to Inmarsat, and arise due to Astrium’s failure to complete specific milestones by the contracted dates and performance schedule. In addition to remedies for late delivery, Astrium is also liable for remedies for exceeding the specified mass of the completed spacecraft. These two remedies are collectively referred to as liquidated damages. The liquidated damages are calculated by reference to the actual contractual terms and are typically calculated per day. These liquidated damages have been credited to property, plant and equipment.

Additionally, due to certain delays caused by Astrium in the anticipated launch date of the new satellites, Inmarsat was required to lease additional capacity for the delay period in order to provide continued service to our R-BGAN customers. As a result of the delay of delivery by Astrium, the company had negotiated reimbursement of these anticipated additional leasing costs with Astrium in the form of liquidated damages to be paid in 2005. While the original construction contract did not include a provision for liquidated damages specifically related to lease costs it did allow Inmarsat other rights of remedy such as the ability to cancel the contact altogether. Negotiations with Astrium resulted in an amendment to the construction contract that addresses the reimbursement of the incurred lease costs in addition to potential additional lease costs in the event of further delays.

UK GAAP and IFRS do not specifically deal with the issue of “liquidated damages”. However, SSAP 4 “Accounting for Government Grants” and IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” establish the principle that when another party contributes towards certain expenditure, the income is treated in the same way as the related expenditure. This means that where expenditure is recognised in the Income Statement, any re-imbursement is treated as income. Reimbursement of capital expenditure is carried as deferred income and amortised to income over the life of the asset. In the absence of specific guidance on the accounting for “liquidated damages”, we have analogised to the treatment detailed in SSAP 4 and IAS 20. Specifically, IAS 20 paragraph 20 states: ‘A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognised as income of the period in which it becomes receivable.’ Therefore the reimbursement of additional satellite capacity lease costs incurred has been credited to the Income Statement.

U.S. GAAP guidance was derived from the 2001 exposure draft of a SoP entitled Accounting for Certain Costs and Activities Related to Property, Plant and Equipment. The proposed SoP states that a purchaser of property, plant and equipment must record the receipt of contractually specified liquidated damages that are recoverable from the seller as a reduction of the property, plant and equipment cost. The purchaser should recognise as income any such damages in excess of the total property, plant and equipment cost. We note that whilst this SoP was never finalised, the proposed treatment is consistent with general practice and with the recently issued AICPA Technical Practice Aid 2210-28, Accounting for Certain Liquidated Damages.

Under UK GAAP and IFRS, Inmarsat therefore recorded the receipt of certain of the liquidated damages, to the extent they related explicitly to the leasing of additional satellite capacity from a third party, in the Income Statement offset against operating expenses in the period in which they were received. Under U.S. GAAP the amounts have been dealt with as a deduction to the cost of property, plant and equipment.

Comment 3 – Item 18. Financial Statements. Consolidated Income Statement, page F-3.

We note that you sold Invsat Limited and Rydex Communications Limited on September 5, 2005 and October 17, 2005 respectively. Tell us how you considered IFRS in the accounting for the sales of these subsidiaries.

Response 3.

For each of Invsat and Rydex we analysed whether these constituted discontinued operations in line with IFRS. Our conclusion in both cases was that the businesses should be classified within continuing operations.

Under IFRS 5, paragraph 32 criterion (a) either operation would have to represent a major line of business or geographical area of operations to be disclosed as a discontinued operation. Neither Invsat nor Rydex constituted a separate business segment on a standalone basis. The nature of each company’s operations was also entirely separate from one another, with Invsat providing integrated fixed satellite communications solutions and Rydex providing software solutions. It was therefore not considered appropriate to aggregate them for the purposes of this analysis. For segmental reporting purposes each business’s results were included in the ‘other’ category.

Neither operation was considered to be a major line of business. Invsat contributed approximately 2.1% of revenue and 1.2% of operating profit for the year ended December 31, 2005. Rydex contributed 0.3% of revenue and 0.4% of operating profit for the year ended December 31, 2005. Geographically, each business operated across a number of countries (as does Inmarsat’s core MSS business) and therefore, was not considered to form a geographical area of operations. Based on these arguments, neither operation satisfied criterion (a).

IFRS 5, paragraph 32 Criterion (b) was not satisfied because neither Invsat nor Rydex formed part of a separate major line of business or geographical area of operations as discussed above. IFRS 5, paragraph 32 criterion (c) was not relevant as Invsat was never acquired with the exclusive view to reselling it.

Inmarsat Ventures did not disclose the results of either of these operations separately in its consolidated financial statements; the results of Invsat and Rydex were considered to be immaterial to any users of the financial statements.

Comment 4 – Item 18. Financial Statements. Consolidated Income Statement, page F-3.

We note your presentation of EBITDA on the face of the Income Statement. Tell us how the presentation complies with paragraphs 83 and 84 of IAS 1.

Response 4.

We note your comment. We will remove the presentation of EBITDA on the face of the Income Statement in our Form 20-F/A for the year ended December 31, 2005 and all future filings. Please note that we have already removed the presentation of EBITDA on the Income Statement from the Inmarsat Holdings Limited 6-Ks for both the three and six months ended June 30, 2006 and the three and nine months ended September 30, 2006.

Comment 5 –Item 18. Financial Statements. Consolidated Income Statement, page F-3.

We note your presentation of dividends for 2005. Please tell us who the dividends were paid to and why they are presented in the financial statements of Inmarsat Group Limited. Please tell us why you have not reflected the dividend in the movements in shareholders’ equity in Note 25 on page F-35.

Response 5.

In our response to comment 5 we assume that the comment should read “Inmarsat Holdings Limited” rather than “Inmarsat Group Limited.”

The dividend was paid by Inmarsat Holdings Limited to Inmarsat plc, the company holding 100% of the issued ordinary share capital of Inmarsat Holdings Limited. IAS 1 paragraph 95 states that “an entity shall disclose, either on the face of the Income Statement or the statement of changes in equity, or in the notes, the amount of dividends recognised as distributions to equity holders during the period, and the related amounts per share.” We chose to disclose dividends on the face of the Income Statement. The profit disclosed in the movement in shareholders’ equity in Note 25 on page F-34 is therefore profit after dividend as per the Income Statement. Therefore, we have not separately disclosed the dividends in the movement in shareholders’ equity.

Whilst the presentation of the dividend in the Income Statement is allowed under IAS 1 paragraph 95, in the Form 20-F for the year ended December 31, 2006 we will remove the disclosure in the Income Statement and will instead disclose profit after taxation and dividends payable separately in the movements in shareholders’ equity note. This latter presentation has already been adopted in the Income Statement in the Inmarsat Holdings Limited Form 6-K for the three and nine months ended September 30, 2006.

Comment 6 – Note 2. Principal accounting policies. Revenue recognition, page F-9.

Disclose your revenue recognition accounting policy for your leasing operations.

Response 6.

The revenue recognition policy of our operating company has been disclosed at F-10 as follows: “Deferred income attributable to mobile satellite communications services revenues represents the unearned balances remaining from amounts received from customers pursuant to prepaid lease contracts. These amounts are recorded as revenue on a straight-line basis over the respective terms, which are typically for periods of one month to twelve months.”

In the Form 20-F/A document to be filed for the year ended December 31, 2005 and in subsequent filings, we will rephrase the last sentence of this disclosure to read: “Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the lease concerned, which is typically between one and twelve months”

We bring to your attention that the Group includes two companies, Inmarsat Leasing Limited and Inmarsat Leasing (Two) Limited whose primary source of revenue is from leasing activities. However, both these companies lease assets solely within the group and, upon consolidation, lease revenue from these companies is eliminated and therefore not disclosed for Inmarsat Holdings Limited. The revenue recognition accounting policy is, however, disclosed in the Notes to the Financial Statements of Inmarsat Leasing (Two) Limited at F-173 in the Inmarsat Group Limited Form 20-F document: “Revenues represent income from finance leases using the actuarial after tax method to give a constant periodic rate of return on the net cash investment.”

Comment 7 – Note 24. Employee share options, page F-33.

We note that you refer to the Deloitte Option Pricing Tool. While you are not required to make reference to this independent valuation, when you do you should disclose the name of the expert and include the consent of the expert in the Form 20-F and the amendments thereto. Please comply with this comment regarding references to independent valuations in future filings.

Response 7.

We will remove the reference to the independent valuation for our Form 20-F/A filing for the year ended December 31, 2005 and all future filings.

Comment 8 – Pension arrangements and post-retirement healthcare benefits, page F-35.

We note that you refer to independent actuaries. While you are not required to make reference to this independent valuation, when you do you should disclose the name of the expert and include the consent of the expert in the Form 20-F and the amendments thereto. If you decide to delete your reference to the independent actuary, you should revise to provide the disclosures that explain the method and assumptions used by you to determine the valuation. Please comply with this comment regarding references to independent actuaries in future filings.

Response 8.

We will disclose the name of the expert and include their consent in the filed Form 20-F/A for the year ended December 31, 2005 and in all subsequent filings.

Inmarsat Group Limited, Form 20-F for the fiscal year ended December 31, 2005:

Comment 9 – Item 3. Selected Financial Data, page 8.

Please tell us why you omitted the 5 most recent fiscal years presented under U.S. GAAP as required under Item 3.A of the Form 20-F.

Response 9.

We acknowledge that we inadvertently omitted certain of the required information, and we will add the prior year information previously included in our prior year annual filings. However, we bring to your attention that the first Form 20-F we filed as a registrant was for the year ended December 31, 2004 and our first U.S. GAAP reconciliations were prepared for the year ended December 31, 2002. In accordance with Item 3A of Form 20-F, Selected Financial Data presented under U.S. GAAP was omitted for the year ended December 31, 2001 as we concluded we were unable to be provided this information without unreasonable effort or expense. Accordingly, we will include the 5 most recent fiscal years presented under U.S. GAAP in the Selected Financial Data in the Form 20-F for the year ended December 31, 2006 but only four years of selected data in our Form 20-F/A for the year ended December 31, 2005.

Comment 10 – Item 10. Additional Information. Prices, page 89.

Provide us with more details of the Astrium agreements including your accounting for the post-launch and other payments and for the liquidated damages.

Response 10.

Inmarsat recently launched two of its fourth generation satellites (“I-4s”). Construction of these satellites was performed by a third party contractor, Astrium, and Inmarsat has various contracts with Astrium covering all aspects of the build, including the scheduled delivery of the satellites, the main contract being entered into on May 11, 2000.

Consideration under the contracts is structured in terms of progress payments which are based on the completion of specific milestones. The milestones have been split into pre-launch and post-launch milestones, including spacecraft performance incentives. Pre-launch milestones and post-launch milestones have been accounted for using the stage of completion approach and capitalised to property plant and equipment as appropriate (refer to note 2, “Property, plant and equipment”).

Incentives relating to achieving satisfactory operation (also referred to as post launch performance payments or deferred satellite payments) are accounted for by capitalising the net present value of the future payments at the point the satellite becomes operational to property, plant and equipment. A liability equal to the capitalised future payments is recorded and the discount or interest implicit in the net present value calculation unwinds over the period of the deferred satellite payments. This unwinding interest is charged to the interest line in the Income Statement. The liability will reduce over time as and when the quarterly payments are paid (refer to note 2, “Property plant and equipment”).

The liquidated damages represent penalties due by Astrium to Inmarsat, and arise due to Astrium’s failure to complete specific milestones by the contracted dates and performance schedule. In addition to remedies for late delivery, Astrium is also liable for remedies for exceeding the specified mass of the completed spacecraft. These two remedies are collectively referred to as liquidated damages. The liquidated damages are calculated by reference to the actual contractual terms and are typically calculated per day. These liquidated damages have been credited to property, plant and equipment.

Additionally, due to certain delays caused by Astrium in the anticipated launch date of the new satellites, Inmarsat was required to lease additional capacity for the delay period in order to provide continued service to our R-BGAN customers. As a result of the delay of delivery by Astrium, the company had negotiated reimbursement of these anticipated additional leasing costs with Astrium in the form of liquidated damages to be paid in 2005. While the original construction contract did not include a provision for liquidated damages specifically related to lease costs it did allow Inmarsat other rights of remedy such as the ability to cancel the contact altogether. Negotiations with Astrium resulted in an amendment to the construction contract that addresses the reimbursement of the incurred lease costs in addition to potential additional lease costs in the event of further delays.

UK GAAP and IFRS do not specifically deal with the issue of “liquidated damages”. However, SSAP 4 “Accounting for Government Grants” and IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” establish the principle that when another party contributes towards certain expenditure, the income is treated in the same way as the related expenditure. This means that where expenditure is recognised in the Income Statement, any re-imbursement is treated as income. Reimbursement of capital expenditure is carried as deferred income and amortised to income over the life of the asset. In the absence of specific guidance on the accounting for “liquidated damages”, we have analogised to the treatment detailed in SSAP 4 and IAS 20. Specifically, IAS 20 paragraph 20 states: ‘A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognised as income of the period in which it becomes receivable.’ Therefore the reimbursement of additional satellite capacity lease costs incurred has been credited to the Income Statement.

U.S. GAAP guidance was derived from the 2001 exposure draft of a SoP entitled Accounting for Certain Costs and Activities Related to Property, Plant and Equipment. The proposed SoP states that a purchaser of property, plant and equipment must record the receipt of contractually specified liquidated damages that are recoverable from the seller as a reduction of the property, plant and equipment cost. The purchaser should recognise as income any such damages in excess of the total property, plant and equipment cost. We note that whilst this SoP was never finalised, the proposed treatment is consistent with general practice and with the recently issued AICPA Technical Practice Aid 2210-28, Accounting for Certain Liquidated Damages.

Under UK GAAP and IFRS, Inmarsat therefore recorded the receipt of certain of the liquidated damages, to the extent they related explicitly to the leasing of additional satellite capacity from a third party, in the Income Statement offset against operating expenses in the period in which they were received. Under U.S. GAAP the amounts have been dealt with as a deduction to the cost of property, plant and equipment.

Comment 11 – Item 18. Financial Statements. Consolidated Income Statement, page F-4.

We note that you sold Invsat Limited and Rydex Communications Limited on September 5, 2005 and October 17, 2005 respectively. Tell us how you considered IFRS in the accounting for the sales of these subsidiaries.

Response 11.

For each of Invsat and Rydex we analysed whether these constituted discontinued operations in line with IFRS. Our conclusion in both cases was that the businesses should be classified within continuing operations.

Under IFRS 5, paragraph 32 criterion (a) either operation would have to represent a major line of business or geographical area of operations to be disclosed as a discontinued operation. Neither Invsat nor Rydex constituted a separate business segment on a standalone basis. The nature of each company’s operations was also entirely separate from one another, with Invsat providing integrated fixed satellite communications solutions and Rydex providing software solutions. It was therefore not considered appropriate to aggregate them for the purposes of this analysis. For segmental reporting purposes each business’s results were included in the ‘other’ category.

Neither operation was considered to be a major line of business. Invsat contributed approximately 2.1% of revenue and 1.2% of operating profit for the year ended December 31, 2005. Rydex contributed 0.3% of revenue and 0.4% of operating profit for the year ended December 31, 2005. Geographically, each business operated across a number of countries (as does Inmarsat’s core MSS business) and therefore, was not considered to form a geographical area of operations. Based on these arguments, neither operation satisfied criterion (a).

IFRS 5, paragraph 32 Criterion (b) was not satisfied because neither Invsat nor Rydex formed part of a separate major line of business or geographical area of operations as discussed above. IFRS 5, paragraph 32 criterion (c) was not relevant as Invsat was never acquired with the exclusive view to reselling it.

Inmarsat Ventures did not disclose the results of either of these operations separately in its consolidated financial statements; the results of Invsat and Rydex were considered to be immaterial to any users of the financial statements.

Comment 12 – Item 18. Financial Statements. Consolidated Income Statement, page F-4.

We note your presentation of EBITDA on the face of the Income Statement. Tell us how the presentation complies with paragraphs 83 and 84 of IAS 1.

Response 12.

We note your comment. We will remove the presentation of EBITDA on the face of the Income Statement in our Form 20-F/A for the year ended December 31, 2005 and all future filings. Please note that we have already removed the presentation of EBITDA on the Income Statement from the Inmarsat Group Limited 6-Ks for both the three and six months ended June 30, 2006 and the three and nine months ended September 30, 2006.

Comment 13 – Item 18. Financial Statements. Consolidated Income Statement, page F-4.

We note your presentation of dividends for 2005. Please tell us who the dividends were paid to and why they are presented in the financial statements of Inmarsat Group Limited. Please tell us why you have not reflected the dividend in the movements in shareholders’ equity in Note 25 on page F-35.

Response 13.

The dividend was paid by Inmarsat Group Limited to Inmarsat Holdings Limited, the company holding 100% of the issued ordinary share capital of Inmarsat Group Limited. IAS 1 paragraph 95 states that “an entity shall disclose, either on the face of the Income Statement or the statement of changes in equity, or in the notes, the amount of dividends recognised as distributions to equity holders during the period, and the related amounts per share.” We chose to disclose dividends on the face of the Income Statement. The profit disclosed in the movement in shareholders’ equity in Note 25 on page F-35 is therefore profit after dividend as per the Income Statement. Therefore, we have not separately disclosed the dividends in the movement in shareholders’ equity.

Whilst the presentation of the dividend in the Income Statement is allowed under IAS 1 paragraph 95, in the Form 20-F for the year ended December 31, 2006 we will remove the disclosure in the Income Statement and will instead disclose profit after taxation and dividends payable separately in the movements in shareholders’ equity note. This latter presentation has already been adopted in the Income Statement in the Inmarsat Group Limited Form 6-K for the three and nine months ended September 30, 2006.

Comment 14 – Note 2. Principal accounting policies. Revenue recognition, page F-10.

Disclose your revenue recognition accounting policy for your leasing operations.

Response 14.

The revenue recognition policy of our operating company has been disclosed at F-10 as follows: “Deferred income attributable to mobile satellite communications services revenues represents the unearned balances remaining from amounts received from customers pursuant to prepaid lease contracts. These amounts are recorded as revenue on a straight-line basis over the respective terms, which are typically for periods of one month to twelve months.”

In the Form 20-F/A document to be filed for the year ended December 31, 2005 and in subsequent filings, we will rephrase the last sentence of this disclosure to read: “Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the lease concerned, which is typically between one and twelve months”

We bring to your attention that the Group includes two companies, Inmarsat Leasing Limited and Inmarsat Leasing (Two) Limited whose primary source of revenue is from leasing activities. However, both these companies lease assets solely within the group and, upon consolidation, lease revenue from these companies is eliminated and therefore not disclosed for Inmarsat Group Limited. The revenue recognition accounting policy is, however, disclosed in the Notes to the Financial Statements of Inmarsat Leasing (Two) Limited at F-173: “Revenues represent income from finance leases using the actuarial after tax method to give a constant periodic rate of return on the net cash investment.”

Comment 15 – Note 24. Employee share options, page F-34.

We note that you refer to the Deloitte Option Pricing Tool. While you are not required to make reference to this independent valuation, when you do you should disclose the name of the expert and include the consent of the expert in the Form 20-F and the amendments thereto. Please comply with this comment regarding references to independent valuations in future filings.

Response 15.

We will remove the reference to the independent valuation for our Form 20-F/A filing for the year ended December 31, 2005 and all future filings.

Comment 16 – Pension arrangements and post-retirement healthcare benefits, page F-36.

We note that you refer to independent actuaries. While you are not required to make reference to this independent valuation, when you do you should disclose the name of the expert and include the consent of the expert in the Form 20-F and the amendments thereto. If you decide to delete your reference to the independent actuary, you should revise to provide the disclosures that explain the method and assumptions used by you to determine the valuation. Please comply with this comment regarding references to independent actuaries in future filings.

Response 16.

We will disclose the name of the expert and include their consent in the filed Form 20-F/A for the year ended December 31, 2005 and in all subsequent filings.

Inmarsat Investments Limited, page F-57

Comment 17 – Reconciliation of Movement in Group Shareholders’ Funds, page F-59.

Please tell us why you have not recorded the dividends paid to Inmarsat Group Limited in the Reconciliation of Total Shareholders’ Funds under UK GAAP to Shareholders’ Equity under U.S. GAAP.

Response 17.

The dividends paid to Inmarsat Group Limited are reflected consistently in Total Shareholders’ Funds under both UK GAAP and U.S. GAAP and therefore no separate reconciling item was required to be disclosed.

Note that Inmarsat Investments Limited adopted FRS 21: “Events after the balance sheet date” in its financial statements for the year ended December 31, 2005. The impact of the adoption of FRS 21 is that the final proposed dividend for the year ended December 31, 2005, declared by the Board in March 2006, is not included in the 2005 UK financial statements as a liability given that the dividend was not approved as at December 31, 2005. The adoption of FRS 21 requires the dividend to be recorded at the same time as U.S. GAAP, removing the need for any reconciling item.

Comment 18 – Note 32. Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles, (f), Acquisition, page F-96.

Please tell us more details about the acquisition of Inmarsat Ventures Limited and how you concluded that it was appropriate to account for this acquisition as a leveraged buyout under U.S. GAAP. Also please tell us why you believe it was appropriate to apply push down accounting.

Response 18.

Acquisition

Effective as of December 17, 2003, Inmarsat Investments Limited, a company formed by funds advised by Apax Partners and funds advised by Permira, acquired all of the issued and outstanding share capital of Inmarsat Ventures Limited. The transaction, or the acquisition, was completed by way of a scheme of arrangement under the UK Companies Act 1985 and was conducted through a newly formed company.

Under the scheme of arrangement, Inmarsat Investments Limited paid a purchase price of approximately US$1.5 billion, funded largely through debt finance, to the shareholders of Inmarsat Ventures Limited. Certain existing Inmarsat Ventures Limited shareholders chose to reinvest in the continuing business, and in aggregate acquired approximately 43% of the outstanding share capital of Inmarsat Group Holdings Limited, the ultimate parent company of Inmarsat Investments Limited and Inmarsat Group Limited. In addition, certain members of our management (including our chairman) acquired 4.7% of the outstanding share capital of Inmarsat Group Holdings Limited in connection with the acquisition. Funds advised by Apax Partners and funds advised by Permira collectively acquired the remaining 52.3% of the outstanding share capital of Inmarsat Group Holdings Limited. A further 1% of the outstanding share capital of Inmarsat Group Holdings Limited was allocated and issued to our management and/or employees.

U.S. GAAP and specifically EITF 88-16 - Basis in Leveraged Buyout Transactions distinguishes a leveraged buyout (“LBO”) from other business combinations as a single highly leveraged transaction or a series of related and anticipated highly leveraged transactions that result in the acquisition by NEWCO of all previously outstanding common stock of OLDCO. The acquisition of Inmarsat Ventures Limited (OLDCO) was effected through the creation of a new holding company (NEWCO) facilitated by equity investments from existing OLDCO shareholders, management and the Funds, as described above, and significant new debt financing from Barclays Capital, Credit Suisse First Boston and The Royal Bank of Scotland plc. On closing, NEWCO funded the acquisition, paid fees and provided excess cash of approximately US$240 million, from the following sources of finance:

•	US$35 million of shareholders’ equity;

•	US$619 million of Subordinated Preference Certificates (maturing 30 years from closing);

•	US$800 million of term loans; and

•	US$365 million bridge loan

The US$365 million bridge loan was in-turn repaid from the proceeds of Senior Notes issued in February 2004 by Inmarsat Finance plc. Additionally, in April 2004, Inmarsat Finance plc issued a further US$102 million of Senior Notes, the net proceeds of which were used to redeem US$100 million of the Subordinated Preference Certificates.

As a result of the above, the Inmarsat Holdings Balance Sheet at December 31, 2003, following the transaction, included total loans and borrowings of approximately US$1.8 billion compared with virtually nil in the predecessor company on the date of acquisition.

Subsequent to the transactions described above, Inmarsat Ventures Limited, the predecessor company, was 100% owned by a newly formed entity, Inmarsat Group Holdings Limited, which is owned 52.3% by new investors, 43.0% by former Inmarsat Ventures Limited shareholders and 4.7% by management.

Accordingly, we concluded that the criteria distinguishing an LBO under U.S. GAAP were fulfilled, and that a partial step-up of the fair value of assets and liabilities was required. We have reflected this treatment consistently in all of our SEC filings since initial registration.

Pushdown accounting

Based on the facts detailed above, we concluded that the substantial change in ownership justified a new basis of accounting for the acquired assets and liabilities. EITF D-97: Push-Down Accounting notes that the SEC staff has indicated it believes push-down accounting is required in “purchase transactions that result in an entity becoming substantially wholly owned.” As the predecessor entity, Inmarsat Ventures Limited was 100% acquired and continues to be a reporting entity, the provisions of SAB 54 and EITF D-97 require that pushdown accounting be applied.

Comment 19 – Note 32. Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles, (f), Acquisition, page F-96.

Tell us and disclose in future filings the factors you considered in evaluating that the orbital slots are indefinite-lived intangible assets under U.S. GAAP.

Response 19.

Monitoring and administration of communications satellites and orbital slots falls under the auspice of the International Telecommunication Union (“ITU”), a sub-organization of the United Nations. The ITU represents a global forum through which government and industry can work towards consensus on a wide range of issues affecting the future of satellite communications. Yet, the ITU has no sovereignty or legal power. In general, it issues new slots free of charge on a non-discriminatory ‘first come – first served’ basis. It is a common understanding among satellite operators that they can expect, with a relatively high level of certainty, that they will be able to: (1) continue to occupy an assigned orbital slot during the operational life of an existing orbiting satellite; and (2) replace their existing orbiting satellite with a new and more modern satellite once the operational life of the existing orbiting satellite is over. The ITU only requires: (1) the formal consent of the adjacent satellite operators; and (2) that the replacement is launched within a certain time frame of the end of the operational life of the existing satellite. Involvement and compliance by Members with ITU protocols is essentially voluntary. However, satellite operators are very unlikely to refuse to consent to a replacement satellite in an adjacent slot knowing that the operational lives of their own satellites are limited and that, in time, they too will be seeking consents from adjacent satellite operators.

In estimating the useful life of the orbital slots we have analysed all pertinent factors, including:

a.	We expect to use the orbital slots for each of our satellites.

b.	The expected useful life of the satellites to which the useful life of the orbital slots relate to vary between 5-15 years, but are replaced with newer more modern satellites once the operational life of the existing orbiting satellite is over. Such replacement is a requirement of the Group continuing to operate in its core business segment.

c.	There are no legal, regulatory or contractual provisions that limit the useful life of the orbital slot except the operational life span of the orbiting satellite.

d.	There are no legal, regulatory or contractual provisions that limit the renewal or extension of the orbital slot’s legal or contractual life except consent of the adjacent satellite operations, which is very likely to be obtained.

e.	There are no material effects of obsolescence, demand, competition or other economic factors that could limit the useful life of the orbital slots.

As a result of the current procedure of awarding new slots and the ‘expectancy right’ to maintain the once awarded orbital slots, we have assigned an indefinite life to the orbital slots.

The slots are key income producing assets of Inmarsat, enabling the provision of communication services. Since many of the slots are already taken, and the slots cannot be sold, it is exceedingly difficult for any competitor to acquire a global network of slots to compete with Inmarsat. This, along with the capital intensive nature of the industry, creates a high barrier to entry. Given that these rights are derived contractually, they are considered to form assets requiring valuation in line with SFAS 141. Since the slots are key enabling assets, and materially all of the Group’s revenues are dependent upon the slots, a derivation of the income approach, known as the excess earnings approach, was used to value them.

We will include additional disclosure in Form 20-F/A for the year ended December 31, 2005 and all future filings.

Inmarsat Ventures Limited

Comment 20 – Reconciliation of Movement in Group Shareholders’ Funds, page F-148.

Please tell us why you have not recorded the dividends paid to Inmarsat Investments Limited in the Reconciliation of Total Shareholders’ Funds under UK GAAP to Shareholders’ Equity under U.S. GAAP.

Response 20.

The dividends paid to Inmarsat Investments Limited are reflected consistently in Total Shareholders’ Funds under both UK GAAP and U.S. GAAP and therefore no separate reconciling item was required to be disclosed.

Note that Inmarsat Ventures Limited adopted FRS 21: “Events after the balance sheet date” in its financial statements for the year ended December 31, 2005. The impact of the adoption of FRS 21 is that the final proposed dividend for the year ended December 31, 2005, declared by the Board in March 2006, is not included in the 2005 UK financial statements as a liability given that the dividend was not approved as at December 31, 2005. The adoption of FRS 21 requires the dividend to be recorded at the same time as U.S. GAAP, removing the need for any reconciling item.

Note 29. Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles, F-130.

Waived. This is the same acquisition by Inmarsat Investments, see prior comment on LBO

Inmarsat Global Limited

Comment 21- Reconciliation of Movements in Group Shareholders’ Fund, page F – 148.

Please tell us why you have not recorded the dividends paid to Inmarsat Investments Limited in the Reconciliation of Total Shareholders’ Funds under UK GAAP to Shareholders’ Equity under U.S. GAAP

Response 21.

Please note in our response to comment 21 that the dividend was payable to Inmarsat Ventures Limited, the parent company, not to Inmarsat Investments Limited.

The dividends paid to Inmarsat Ventures Limited are reflected consistently in Total Shareholders’ Funds under both UK GAAP and U.S. GAAP and therefore no separate reconciling item was required to be disclosed.

Note that Inmarsat Global Limited adopted FRS 21: “Events after the balance sheet date” in its financial statements for the year ended December 31, 2005. The impact of the adoption of FRS 21 is that the final proposed dividend for the year ended December 31, 2005, declared by the Board in March 2006, is not included in the 2005 UK financial statements as a liability given that the dividend was not approved as at December 31, 2005. The adoption of FRS 21 requires the dividend to be recorded at the same time as U.S. GAAP, removing the need for any reconciling item.

Please do not hesitate to call me at +44 207 728 1210 or +44 207 728 1231 if you have any questions regarding this submission. Also, please note that my personal fax number is +44 207 728 1623.

Yours sincerely

/s/ Rick Medlock
Rick Medlock
Chief Financial Officer

Copies to:

Securities and Exchange Commission

Michael Henderson

Ivette Leon

Inmarsat plc

Alison Horrocks

PricewaterhouseCoopers LLP

Jeremy Booker (Engagement and audit partner)

Tom Quinn (SECPS reviewer)